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                                                               OMB EXP. 10-31-94

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*


                           Colgate-Palmolive Company

                                  Common Stock

                                  194-162-103



Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages
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- -----------------------                                  ---------------------
 CUSIP NO. 194-162-103                13G                  PAGE 2 OF 5 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Colgate-Palmolive Employee Stock Ownership Trust by LASALLE NATIONAL TRUST, N.A. (not in its individual or corporate capacity but solely as trustee) (Tax Identification No. 36-3697893)

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    Not Applicable                                            (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      LaSalle National Trust, N.A. is a national banking association organized under the laws of the United States.

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          10,628,197 (as of 12/31/93)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                         10,628,197 (as of 12/31/93)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      10,628,197 (as of 12/31/93)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not Applicable

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.65%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK, EP

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!




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                                                               Page 3 of 5 Pages

     The filing of this Statement on Schedule 13G is made by LaSalle National Trust, N.A. as trustee ("Trustee") for the Colgate-Palmolive Employee Stock Ownership Trust and Plan (the "Trust") voluntarily and does not constitute, and should not be construed as, an admission that either the Trust or Trustee, beneficially owns any securities covered by this Statement or is required to file this Statement for the Trust and the Trustee. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.


Item 1(a).   Name of Issuer:
             --------------

             The name of the issuer is the Colgate-Palmolive Company (the "Issuer").

Item 1(b).   Address of Issuer's Principal Executive Offices:
             ------------------------------------------------

             The address of the principal executive offices of the Issuer is 300 Park Avenue, New York, New York 10022-7499.

Item 2(a).   Name of Person Filing:
             ---------------------

             The person filing this Statement is the Trust and the Trustee.

Item 2(b).   Address of Principal Business Office:
             ------------------------------------

             The address of the Trust and its principal place of business is c/o LaSalle National Trust, N.A., 135 South LaSalle Street, Chicago, Illinois 60603. The address of the Trustee is 135 South LaSalle Street, Chicago, Illinois 60603.

Item 2(c).   Citizenship or Place of Organization:
             ------------------------------------

             LaSalle National Trust, N.A. is a national banking association organized under the laws of the United States.

Item 2(d).   Title of Class of Securities:
             ----------------------------

             The class of equity securities to which this Statement relates is the Common Stock of the Issuer.

Item 2(e).   CUSIP Number:
             ------------

             The CUSIP number of the Common Shares is 194-162-103.

Item 3.      The person filing is a:

       (b)   [x]  Bank as defined in Section 3(a)(6) of the Act.

       (f)   [x]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1972 ("ERISA") or Endowment Fund.
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                                                               Page 4 of 5 Pages

Item 4.   Ownership:

          (a)  Amount Beneficially Owned:  10,628,197/1/

          (b)  Percent of Class:   6.65% (as of 12/31/93)

          (c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote............... 0

              (ii) shared power to vote or to direct the vote.... 10,628,197/2/

             (iii) sole power to dispose or to direct the
                   disposition of......................................... 0

              (iv) shared power to dispose or to direct the
                   disposition of................................ 10,628,197/2/

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

          Subject to the terms and conditions of the ESOP Trust and the related plan, ESOP Participants are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock or Convertible Preferred Stock, Series B reflected in this Schedule 13G. The respective participants accounts disclosed under Item 4(a) above may have the right to receive, or direct the receipt of, dividends on, or proceeds from the sale of, the 175 shares of Common Stock disclosed under such Item 4(a).

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not Applicable.

- --------------------
    /1/ Includes 5,314,011 unallocated shares of Convertible Preferred Stock, Series B which are convertible into Common Stock on a two-to-one basis. Excludes 1,701,882 Shares of Common Stock which are allocated to accounts of participants ("ESOP Participants") of the Colgate-Palmolive Employee Stock Ownership Plan (the "ESOP") and 873,832 shares of Convertible Preferred Stock, Series B which are allocated to accounts of ESOP Participants.

    /2/ Participants in the Trust have the right to direct the Trustee in the voting of Common Stock and Convertible Preferred Stock, Series B, allocated to their accounts on all matters required to be submitted to a vote of shareholders. If no directions are received as to voting of allocated shares of Common Stock and Convertible Preferred Stock, Series B, the Trustee votes of such shares in the same proportion as the allocated shares for which the Trustee receives directions from participants. The unallocated shares of Common Stock and Convertible Preferred Stock, Series B, are voted by the Trustee in the same proportion as the allocated shares for which the Trustee receives directions from participants. In the event of a tender offer, the participants have the right to direct the Trustee as to the manner in which to respond. Allocated shares of Common Stock and Convertible Preferred Stock, Series B, for which no directions are received shall not be tendered by the Trustee. The unallocated shares of Common
          Stock and Convertible Preferred Stock, Series B, are tendered in the same proportion as the allocated shares for which directions are received. 10,628,197 unallocated shares of Common Stock (including 5,314,011 shares of Convertible Preferred Stock, Series B which are convertible into Common Stock on a two to one basis) are held by the Trustee in its capacity as Trustee of the Trust. This statement includes 175 shares of Common Stock which are held by the Trustee as trustee/custodian for certain accounts unrelated to the Issuer or the Trust. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) and 13(g) of the Act, the beneficial owner of any securities covered by the statement.
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                                                               Page 5 of 5 Pages


Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.
- ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1994

LASALLE NATIONAL TRUST, N.A (not
in its individual or corporate
capacity but solely as trustee)


By:  /s/ Melodie G. Schauer
     --------------------------------
         Melodie G. Schauer
         Its: Corporate Trust Officer